PE
5-1-02


02033643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 13 2002
WASH, D.C. 165 SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

KT Corporation Record Date for Voting Rights

KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) will close its registry of shareholders from May 22, 2002 until May 31, 2002. Shareholders who are registered in the KT Corporation's registry of shareholders as of May 21, 2002 will be entitled to exercise their voting rights at the extraordinary general meeting of shareholders.

2002. 4. 30


KT

"The Value Networking Company"

(KSE : 30200 / NYSE : KTC)

1st Quarter 2002
Estimated Earnings Commentary


KT

"The Value Networking Company"

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT as of 1st quarter 2002.

KT's official audited non-consolidated financial statements as of and for the period of 1st quarter 2001 will be filed with the Korea Financial Supervisory Commission, the Korea Stock Exchange on May 15, 2002.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that the financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished compilations of their financial results, our estimated figures were used for the equity method gains/losses. Please refer to the audited report to be published on May 15, 2002 for the actual figures.

If you have any questions in connection with this presentation, please contact the Investor Relations Department of KT.

KT Corporation
Investor Relations

Tel : 82-31-727-0941~6
Fax : 82-31-727-0939
E-mail: teddy@kt.co.kr

KT
"The Value Networking Company"

I. Financial Highlights

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Operating Revenue	2,918.9	2,868.7	50.2	1.7%	2,935.1	-16.2	-0.6%
Operating Expense	2,144.6	2,280.4	-135.8	-6.0%	2,856.6	-712.0	-24.9%
Operating Income	774.3	588.3	186.0	31.6%	78.5	695.8	886.4%
○ Operating Margin (%)	26.5%	20.5%	6.0%p		2.7%	23.8%	
EBITDA[(1)]	1,374.6	1,229.4	145.2	11.8%	921.3	453.3	49.2%
○ EBITDA Margin (%)	47.1%	42.9%	4.2%p		31.4%	15.7%	
Net Income	501.7	337.9	163.8	48.5%	499.0	2.7	0.5%

(1) EBITDA = Operatng Income + Depreciation

A. Total revenues grew by W50.2 billion (1.7%) from 1Q 2001 reached W2,918.9 billion in 1Q 2002

- Continued growth in new businesses, including the Internet, PCS resale, and satellite business, and stabilization of telephone revenues accounted for a revenue increase of W238.5 billion.
- LM interconnection, leased line, other data and other revenues decreased by W188.2 billion, attributable to the reduction in LM call volumes, increasing substitution of modem dial-up users to broadband, and the slowdown in the leased line and SI industry. Overall, total revenues increased by W50.2 billion (1.7%) from 1Q 2001.

B. Operating expenses decreased by W135.8 billion (6.0%) to W2,114.6 billion from 1Q 2001

- While cost of goods sold and sales promotion expenses increased due to the increased number of broadband subscribers and PCS resale customers, depreciation, labor cost, and interconnection expense decreased by 24.9% from 4Q 2001 and 6.0% from 1Q 2001 due to management's initiative to reduce costs.


KT
"The Value Networking Company"

C. Operating income grew by W 186.0 billion (31.6%) to W774.3 billion from 1Q 2001

- As a result of cost reduction, operating profit reached W774.3 billion with an operating margin of 26.6% in 1Q 2002. This is a noticeable improvement of W186.0 billion from 1Q 2001 and W695.8 billion improvement from 4Q 2001. EBITDA also saw a strong improvement of W145.2 billion from W1,229.4 billion in 1Q 2001 to W1,374.6 billion in 1Q 2002 (1Q 2002 EBITDA margin: 47.1%).

D. Non-operating income increased by W14.5 billion (17.1%) and non-operating expenses decreased by W79.8 billion (31.3%) from 1Q 2001

- In addition, financial performance of our subsidiaries, including KTF, improved to reduce equity method valuation losses, resulting in a W94.2 billion improvement in non-operating loss over 1Q 2001.

  * Loss on Equity method used for affiliated companies are estimated because affiliated companies have not completed audits of their first quarter results.

E. Net income increased by W163.8billion (48.5%) from 1Q 2001

- As a result, net income for 1Q 2002 was W501.7 billion, a W163.8 billion (48.5%) increase over 1Q 2001.


KT
"The Value Networking Company"

II. Business Highlights

A. Strategic alliance with Microsoft and EB issuance abroad.

- After successfully reducing the government's stake to 40.15% via the follow-on the secondary ADR offering in June 2001, KT repurchased 11.8% (W1.96 trillion) of its shares from the government on January 4, 2002.
- Using these shares, KT's corporate value was enhanced through the successful issuance of exchangeable bonds equivalent to 8.8% of total shares worth 1.74 billion to foreign institutional investors at a 20% premium, and the strategic alliance with Microsoft formed through the issuance of conditional BW equivalent to 3% (KRW660 billion) of total shares to Microsoft.

(※ Please refer to the attachment 1 for more information.)

- As a result of the share buyback, shareholders' equity decreased by W1,260.7 billion (10.7%) from 4Q 2001. Due to the increase in borrowings related to the share buyback, total liabilities increased by W1,734.2 billion (15.7%) and debt-to-equity ratio increased by 11.6% to 121.5% from the previous quarter.
- Currently, the government and KT are planning to sell the remaining 28.37% government stake as part of the last step toward KT's complete privatization. 3 domestic underwriters (LG, Samsung, Hyundai), and 1 foreign advisor (JP Morgan) were selected as financial advisors back in March, and are working together with KT and the government to form the best sales structure. The details of the sale will be announced through IR, TV and newspapers immediately following the government's announcement, and KT will make every effort to successfully complete the privatization by the first half of 2002.

B. Broadband subscribers reach 4 million

- As of March 11, KT's number of broadband subscribers stood at 4,004,335, exceeding the 4MM subscriber landmark for the first time
- Net subscriber additions totaled 218,605 (48,806 in January, 56,150 in February, and 113,649 in March), which is lower than in 1Q 2001 due to a part of our effort to improve broadband profitability by cancelling delinquent subscribers in January and February. However, with net subscriber additions in March and April exceeding 100,000 per month, we are on target to meet our year-end goal of 5MM subscribers. In addition, KT will continue to improve broadband profitability in the future.


KT

"The Value Networking Company"

C. Major events after 1Q 2002

1. Sale of SK Telecom shares

- In response to shareholder opinions and in order to further improve profitability, KT sold 1MM SK Telecom shares at a unit price of W265,740 on April 11th, which will be reflected in 2Q 2002. KT's current stake in SK Telecom now stands at 9.3% (8,266,923 shares).

2. Drop in LM interconnection rate and expense

- On April 2, MIC finalized the new scheme of year 2002 and 2003 interconnection rates based on SK Telecom's imputed cost. Based on the rebalancing, LM interconnection rates to be paid to SK Telecom, KTF and LG Telecom declined to W45.7, W53.5 and W59.0 per minite respectively. This rate adjustment has lowered the average LM interconnection expense to mobile operators by 22% compared to last year.

- The MIC also plans to decrease the LM tariff paid by subscribers by about 17.7% effective this May. The LM revenue is expected to decrease, and we will inform you of the impact on KT immediately following the final analysis of its impact.


"The Value Networking Company"

III. *Summary of Income Statement and Balance Sheet*

A. Balance Sheet

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total Assets	23,323.4	22,926.6	396.8	1.7%	22,850.0	473.4	2.1%
▯ Current Asset	3,486.7	2,500.5	986.2	39.4%	2,810.2	676.5	24.1%
○ Quick Asset	3,454.3	2,456.2	998.1	40.6%	2,755.6	698.7	25.4%
- Cash & Cash Equivalents	1,457.7	741.5	716.3	96.6%	911.6	546.1	59.9%
○ Inventories	32.5	44.4	-11.9	-26.8%	54.6	-22.1	-40.5%
▯ Fixed Asset	19,836.7	20,426.1	-589.4	-2.9%	20,039.7	-203.0	-1.0%
○ Investments	7,445.0	7,123.4	321.5	4.5%	7,242.8	202.2	2.8%
- KTF shares	2,463.6	2,517.3	-53.7	-2.1%	2,468.8	-5.2	-0.2%
- KTICOM shares	847.4	838.5	8.8	1.1%	847.4	0	0.0%
- SKT shares	2,687.4	2,185.3	502.1	23.0%	2,483.5	203.9	8.2%
- Deferred asset	483.9	594.6	-110.7	-18.6%	532.0	-48.1	-9.0%
○ Tangible asset	12,142.8	13,158.9	-1,016.1	-7.7%	12,535.2	-392.4	-3.1%
○ Intangible asset	248.9	143.8	105.1	73.1%	261.7	-12.8	-4.9%
Total Liabilities	12,791.5	12,006.3	785.2	6.5%	11,057.2	1,734.3	15.7%
○ Current Liabilities	3,719.6	4,329.6	-610.0	-14.1%	3,829.4	-109.8	-2.9%
- Interesting-bearing debt	1,406.2	2,163.4	-757.2	-35.0%	1,462.6	-56.4	-3.9%
○ Long-term Liabilities	9,071.8	7,676.7	1,395.1	18.2%	7,227.9	1,843.9	25.5%
- Interesting-bearing debt	6,317.8	4,247.7	2,107.5	49.6%	4,286.2	2,031.6	47.4%
- Installation deposit	2,102.5	3,034.8	-932.3	-30.7%	2,352.9	-250.4	-10.6%
Total Shareholders' Equity	10,532.0	10,920.3	-388.4	-3.6%	11,792.7	-1,260.7	-10.7%
○ Capital Stock	1,561.0	1,561.0	0	N/A	1,561.0	0	N/A
○ Capital Surplus	1,440.3	1,440.3	0	N/A	1,440.3	0	N/A
○ Retained Earnings	7,063.9	6,037.1	1,026.9	17.0%	6,562.3	501.6	7.6%
○ Capital Adjustments	466.8	1,882.0	-1,415.2	-75.2%	2,229.2	-1,762.4	-79.1%
- Treasury Stock	-2,034.1	-51.2	-1,982.9	3,871.1%	-53.6	-1,980.5	3,695%
- Unrealized gains on investments	2,538.5	1,979.3	559.2	28.3%	2,333.1	205.4	8.8%
Total interesting-bearing debt	7,724.0	6,411.1	1,350.2	21.1%	5,748.8	1,975.2	34.4%
Net debt	6,266.3	5,669.7	634.0	11.2%	4,837.2	1,429.1	29.5%
Net Debt/Equity ratio	59.5%	51.9%	7.6%p		41.0%	18.5%p	


KT

"The Value Networking Company"

B. Income Statement

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Operating Revenue	2,918.9	2,868.7	50.2	1.7%	2,935.1	- 16.2	-0.6%
Operating Expense	2,144.6	2,280.4	-135.8	-6.0%	2,856.6	-712.0	-24.9%
○ Depreciation	600.3	641.1	-40.8	-6.4%	842.8	-242.5	-28.8%
○ Labor	583.5	646.3	-62.8	-9.7%	598.3	-14.8	-2.5%
○ Commissions	132.8	74.6	58.2	78.0%	184.8	-52.0	-28.1%
○ Sales Promotions	38.2	35.0	3.2	9.1%	81.6	-43.4	-53.2%
○ Sales Commissions	8.7	7.9	0.8	10.1%	17.1	-8.4	-49.1%
○ Allowances for sales	31.9	0	31.9	N/A	45.1	-13.2	-29.3%
○ Advertising	24.3	18.1	6.2	34.3%	32.3	-8.0	-24.8%
○ Repairs & Maintenance	34.0	25.1	8.9	35.5%	162.1	-128.1	-79.0%
○ Cost of goods	94.3	78.1	16.2	20.7%	38.7	55.6	143.7%
○ Cost of services	428.0	608.9	-180.9	-29.7%	627.8	-199.8	-31.8%
- Cost of Services	100.4	149.0	-48.6	-32.6%	161.5	-61.1	-37.8%
- LM Interconnection	292.3	419.9	-127.6	-30.4%	375.5	-83.2	-22.2%
- Int' settlement	35.3	39.9	-4.6	-11.5%	90.8	-55.5	-61.1%
○ R & D	51.9	37.9	14.0	36.9%	72.1	-20.2	-28.0%
○ Others	116.7	107.4	9.3	8.7%	153.9	-37.2	-24.2%
Operating Income	774.3	588.3	186.0	31.6%	78.5	695.8	886.4%
Operating Margin	*26.5%*	*20.5%*		*6.0%P*	*2.7%*		*23.8%P*
EBITDA (주1)	1,374.6	1,229.4	145.2	11.8%	921.3	453.3	49.2%
EBITDA margin	*47.1%*	*42.9%*		*4.2%P*	*31.4%*		*15.7%P*
Non-operating Income	99.2	84.8	14.4	17.0%	729.5	-630.3	-86.4%
○ Gains on Disp,of Inv.assets	0	0.2	-0.2	-100.0%	618.9	-618.9	-100.0%
○ Interest Income	13.4	24.7	-11.3	-45.7%	13.6	-0.2	-1.5%
○ USO Fund	13.9	0	13.9	n.a.	-1.5	15.4	-1,026.7%
○ Dividend Income	6.4	13.6	-7.2	-5.3%	0	0.6	n.a.
Non-Operating Expenses	175.3	255.2	-79.9	-31.3%	153.8	21.5	14.0%
○ Interest expense	93.9	102.9	-9.0	-8.7%	98.6	-4.7	-4.8%
○ Loss on equity Method	5.2	81.9	-76.7	-93.7%	-31.6	36.8	-116.5%
○ Loss on Disp of tangible assets	7.3	6.2	1.1	17.7%	-36.4	43.7	-120.1%
○ Donations	38.5	24.1	14.4	59.8%	39.2	-0.7	-1.8%
Ordinary Income	698.2	417.9	280.3	67.1%	654.3	44.0	6.7%
Income Tax	196.5	79.7	116.8	146.5%	155.2	41.3	26.6%
Net Income	501.7	337.9	163.8	48.3%	499.0	2.7	0.5%


KT

"The Value Networking Company"

C. Revenue

1. General Overview

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Operating Revenue	2,918.9	2,868.7	50.2	1.7%	2,935.1	-16.2	-0.6%
○ Interent	452.4	311.3	141.1	45.3%	434.3	18.1	4.2%
- Broadband	355.2	219.4	135.8	61.9%	330.8	24.4	7.4%
○ Telephone	1,175.8	1,123.4	52.4	4.7%	1,169.7	6.1	0.5%
○ LM Interconnection	652.5	707.4	-54.9	-7.8%	693.3	-40.8	-5.9%
○ Leased Line	345.8	355.9	-10.1	-2.8%	343.3	2.5	0.7%
○ Other data	53.0	83.3	-30.3	-36.4%	53.8	-0.8	-1.5%
○ Wireless (PCS resale,etc)	167.9	131.6	36.3	27.6%	122.1	45.8	37.5%
○ Satellite	32.3	23.7	8.6	36.3%	30.5	1.8	5.9%
○ Others	39.2	132.0	-92.8	-70.3%	88.1	-48.9	-55.5%
- SI/NI	15.3	111.6	-96.3	-86.3%	55.1	-39.8	-72.2%

- According to the continued growth in broadband and PCS resale subscribers, Internet and Wireless revenue increased by KRW 141.1 billion and KRW 36.3 billion respectively. Also, due to the launch of the satellite broadcasting subsidiary KDB (Korea Digital Satellite Broadcasting), and the local tariff rebalancing implemented in April 2001, Satellite and Telephone revenue increased by KRW 8.6 billion and KRW 52.4 billion respectively over 1Q 2001.

- However, decrease in LM call volume due to increase of MM call volume and rapid substitution of modem dial-up users to broadband, LM interconnection and other data revenue decreased by KRW 54.9 billion and KRW 30.3 billion respectively. The slowdown in the leased line and SI industry resulted in decline in leased line revenue by KRW10.1 billion and KRW 96.3 billion each. Overall, total revenue in 1Q 2002 amounted to W2,918.9 billion, which is an increase of W50.2 billion (1.7%) over the same period last year.

2. Internet Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total Internet Revenue	452.4	311.3	141.1	45.3%	434.3	18.1	4.2%
○ Broadband	355.2	219.4	135.8	61.9%	330.8	24.4	7.4%
○ Kornet	71.1	75.0	-3.9	-5.2%	72.3	-1.2	-1.7%
○ Others	26.1	16.9	9.2	54.4%	31.2	-5.1	-16.3%
Broadband subscriber number ('000)	4,076	2,242	1,834	81.8%	3,858	218	5.7%


"The Value Networking Company"

- Internet revenues increased by W141.1 billion over 1Q 2001. Most of this growth came from broadband revenue, which experienced a sharp increase of W135.8 billion (61.9%), mainly due to the 82% increase in broadband subscribers from 2.2MM in 1Q 2001 to 4.1MM in 1Q 2002.

- In addition, KT's continued introduction of new Internet services such as the corporate (B2B) solution service, "Bizmeka", helped increase revenue from value-added Internet services. As a result, Internet revenues of IDC, contents, and E-commerce, excluding broadband and Kornet reached W26.1 billion, a 54% increase over 1Q 2001.

3. Telephone Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q		Yr 2001 4Q	2002.1Q/2001.4Q	
			Amount	△%		Amount	△%
Total Telephone Revenue	1,175.8	1,123.4	52.4	4.7%	1,169.7	6.1	0.5%
Subscriber connection	394.4	253.8	140.6	55.4%	367.3	27.1	7.4%
○ Non-refundable deposit	74.0	24.3	49.7	204.5%	48.4	25.6	52.9%
○ Basic Monthly Charge	269.8	175.9	93.9	53.4%	264.5	5.3	2.0%
○ Installation	11.4	12.2	-0.8	-6.6%	12.2	-0.8	-6.6%
○ Interconnection	39.1	40.7	-1.6	-3.9%	41.8	-2.7	-6.5%
○ Others	0.1	0.7	-0.6	-85.7%	0.4	-0.3	-75.0%
Local	352.8	419.8	-67.0	-16.0%	361.1	-8.3	-2.3%
○ Usage	262.7	351.2	-88.5	-25.2%	269.0	-6.3	-2.3%
○ Interconnection	27.2	28.7	-1.5	-5.2%	29.0	-1.8	-6.2%
○ Others	62.9	39.9	23.0	57.6%	63.1	-0.2	-0.3%
Domestic Long Distance	266.1	291.4	-25.3	-8.7%	246.0	20.1	8.2%
○ Usage	251.5	263.5	-12.0	-4.6%	250.3	1.2	0.5%
○ Interconnection	14.6	27.7	-13.1	-47.3%	-4.3	18.9	-39.5%
○ Others	0	0.2	-0.2	-100.0%	0	0	N/A
International Long Distance	86.7	97.8	-11.1	-11.3%	89.7	-3.0	-3.3%
○ Usage	86.0	97.8	-11.8	-12.1%	89.7	-3.7	-4.1%
○ Others	0.7	0	0.7	N/A	0	0.7	N/A
International Settlement Revenue	30.7	18.3	12.4	67.8%	41.3	-10.6	-25.7%
VAS	31.1	24.3	6.8	28.0%	30.1	1.0	3.3%
114 Phone directory service	15.5	12.8	2.7	21.1%	15.2	0.3	2.0%
Public Telephone	27.2	40.7	-13.5	-33.2%	31.2	-4.0	-12.8%
Others (Sales Discount, etc)	-28.7	-35.5	6.8	-19.2%	-12.2	-16.5	135.2%


"The Value Networking Company"

- Overall telephone revenue amounted to W1.1758 trillion, a W52.4 billion (4.7%) increase over 1Q 2001. The percentage of subscribers under the non-refundable deposit plan increased from 34% of total subscribers in 1Q 2001 to 56% in 1Q 2002, thus increasing non-refundable deposits and basic monthly charges by W50 billion (204%) and W94 billion (53%) respectively year over year. These two items increased total telephone revenue, despite local and DLD telephone revenue decline of W67 billion and W25.3 billion respectively. Compared to 4Q 2001, total telephone revenue increased by 0.5% (W6.1 billion).

- The telephone business has turned around decling trend to growth as the fixed-line telephone business remains to be a steady source of income for the company.

4. LM Interconnection Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q		Yr 2001 4Q	2002.1Q/2001.4Q	
			Amount	△%		Amount	△%
LM Revenue (a)	652.5	707.4	-54.9	-7.8%	693.3	-40.8	-5.9%
LM Expense (b)	292.3	419.9	-127.6	-30.4%	375.5	-83.2	-22.2%
LM Net revenue (a-b)	360.2	287.5	72.7	25.3%	317.8	42.4	13.3%
Net Revenue (%)	55.2%	40.6%	14.6%p		45.8%	9.4%p	

- In line with the decrease in LM call volume, LM interconnection revenue totaled to W652.5 billion, a decrease of 7.8% over 1Q 2001 and 5.9% over 4Q 2001.

- Additionally, the reduction of the LM interconnection rate, which expected to be implemented in May, will likely reduce KT's revenue from this business.

5. Leased Line Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q		Yr 2001 4Q	2002.1Q/2001.4Q	
			Amount	△%		Amount	△%
Total Leased line Revenue	345.8	355.9	-10.1	-2.8%	343.3	2.5	0.7%
○ Local	177.4	184.3	-6.9	-3.7%	171.9	5.5	3.2%
○ Domestic Long Distance	143.1	144.6	-1.5	-1.0%	143.6	-0.5	-0.3%
○ International Long Distance	19.6	22.9	-3.3	-14.4%	22.0	-2.4	-10.9%
○ Broadcasting & Others	5.6	4.0	1.6	40.0%	5.9	-0.3	-5.1%

- Due to intensified competition within the industry, leased line revenues declined by W10.1 billion (2.8%) over 1Q 2001. However, it recorded a slight increase of W2.5 billion (0.7%) over 4Q 2001, signaling a steady growth in the industry.



"The Value Networking Company"

6. Other Data Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total other data Revenue	53.0	83.3	-30.3	-36.4%	53.8	-0.8	-1.5%
○ Internet Dial-up (014xy)	10.3	42.5	-32.2	-75.8%	13.2	-2.9	-22.0%
○ Packet Data	16.1	19.7	-3.6	-18.3%	19.2	-3.1	-16.1%
○ Others	26.6	21.1	5.5	26.1%	21.5	5.1	23.7%

- Other data related revenue amounted to W53 billion, a decrease of 36.4% over 1Q 2001 and 1.5% over 4Q 2001. Due to the substitution of dial-up service to broadband Internet, Internet Dial-UP (014XY) service revenue continues to decrease by W32.2 billion (75.8%) over 1Q 2001.

7. Wireless Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total Wireless Revenue	167.9	131.6	36.3	27.6%	122.1	45.8	37.5%
□ PCS Resale (a)	167.5	131.1	36.4	27.8%	122.5	45.0	36.7%
○ PCS service	93.2	71.4	21.8	30.5%	92.1	1.1	1.2%
○ Handset sales	74.3	59.7	14.8	24.5%	30.4	43.9	144.4%
□ Other wireless revenue	0.4	0.5	-0.1	-20.0%	-0.4	0.8	-200.0%
PCS resale Expense (b)	115.8	88.6	27.2	30.7%	67.4	48.4	71.8%
○ Cost of Hanset	83.7	69.7	14.0	20.1%	32.5	51.2	157.5%
○ Interconnection fee to KTF	32.1	18.9	13.2	69.8%	34.9	-2.8	-8.0%
PCS Net revenue (a-b)	51.7	42.5	9.2	21.6%	55.1	-3.4	-6.2%
Resale Subscribers ('000)	1,297	907	390	42.9%	1,147	150	13.1%

- Wireless revenue increased by W36.3 billion (27.6%) over 1Q 2001 and due to a net addition of 390,000 subscribers following special promotions for PCS resale. Additionally, 1Q 2002 wireless revenue was an increase of W45.8 billion (37.5%) over 4Q 2001 due to net addition of 150,000 subscribers.

8. Satellite Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total Satellite Revenue	32.3	23.7	8.6	36.3%	30.5	1.8	5.9%


"The Value Networking Company"

- Satellite revenues totaled to W32.3 billion, an increase of W8.6 billion (36.3%) over 1Q 2001. Growth is attributed to increase from the satellite transponder leasing, following the launch of KT's satellite broadcasting service in March contributed.

9. Other Revenue

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total Other Revenue	39.2	132.0	-92.8	-70.3%	88.1	-48.9	-55.5%
o SI/NI service revenue	15.3	111.6	-96.3	-86.3%	55.1	-39.8	-72.2%

- Other revenue, which include revenue from SI/NI, telephone directory, telegram service declined by W92.8 billion (70.3%) year over year. This was due to a decline of W96.3 billion (86.3%) in SI/NI revenue related to the downturn in the SI/NI industry.



"The Value Networking Company"

D. Operating Expenses

1. Overall Discussion

- Operating expenses decreased by 6.0% from 1Q 2001 and 24.9% from 4Q 2001, mainly due to our extensive efforts to reduce costs.
- Although cost of goods sold and sales promotion expenses grew from growth in Broadband and wireless subsidiaries, other operating expenses including depreciation, labor cost, interconnection fee, and employee benefits have shown large decreases.

2. Depreciation

- Depreciation expense decreased by W40.8 billion (6.4%) from 1Q 2001 and W242.5 billion (28.8%) from 4Q 2001, mainly due to efficient investment management by the Investment Coordination Committee. Additionally, in line with the maturation of the broadband sector, net addition of broadband subscribers decreased from 730,000 in 1Q 2001 to 200,000 in 1Q 2002, which in turn reduced broadband equipment depreciation cost.

3. Labor Expense

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q		Yr 2001 4Q	2002.1Q/2001.4Q	
			Amount	△%		Amount	△%
Total Labor Expense (a+b+c)	583.5	646.3	-62.8	-9.7%	598.3	-14.8	-2.5%
○ Salaries & Wages(a)	389.9	434.3	-44.4	-10.2%	443.4	-53.5	-12.1%
- Salaries	257.6	262.4	-4.8	-1.8%	256.3	1.3	0.5%
- Wages	131.4	163.3	-31.9	-19.5%	185.8	-54.4	-29.3%
*Performance based bonus	51.8	87.7	-35.9	-40.9%	123.3	-71.5	-58.0%
- Miscellaneous	0.9	8.6	-7.7	-89.5%	1.3	-0.4	-30.8%
○ Employee benefits (b)	145.5	150.8	-5.3	-3.5%	105.4	40.1	38.0%
- Bonus	67.8	69.7	-1.9	-2.7%	0.1	67.7	67700%
○ Severance Payments (c)	48.1	61.0	-12.9	-21.1%	49.6	-1.5	-3.0%
Labor / Revenue	20.2%	22.5%	-2.3% p		20%	-0.2% p	

- Labor expense dropped by W62.8 billion (9.7%) from 1Q 2001 to W583.5 billion in 1Q 2002. Performance-based bonuses decreased by W35.9 billion over 1Q 2001 due to reduction in bonuses paid in the first quarter (1/2 month's salary amount was paid in 1Q 2002, while full month's amount was paid in 1Q 2001). Additionally, severance payments and employee benefits declined by W12.9 billion and W5.3 billion, respectively, in line with the headcount reduction from the 114 directory


"The Value Networking Company"

- However comparing to 4Q 2001, employee benefits increased by W67.7 billion due to the Lunar New Year Bonus paid out in February.

4. Commissions

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Total Commissions	132.8	74.6	58.2	78.0%	184.8	-52.0	-28.1%
o Commissions to KT Linkus	35.3	25.0	10.3	41.2%	74.3	-39.0	-52.5%
o Commissions to 114 Phone directory	43.2	0	43.2	N/A	42.8	0.4	0.9%
o Others	54.3	49.6	4.7	9.5%	67.7	-13.4	-19.8%

- As a result of the spin-off of the 114 directory and collection agency in June of 2001, W43.2 billion in new commissions expenses incurred in 1Q 2002 compared to 1Q 2001. To improve efficiency, outsourcing of subsidiary businesses, such as the public phone management outsourcing company KT Linkus, increased, resulting in a W58.2 billion (78.0%) increase in total commissions over 1Q 2001.

5. Sales Promotion

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Sales Promotions	38.2	35.0	3.2	9.1%	81.6	-43.4	-53.2%
o ADSL	10.0	0	10.0	N/A	9.7	0.3	3.1%
o KT PCS resale	3.8	5.0	-1.2	-24.0%	2.6	1.2	46.2%
o Marketing Incentives	9.8	2.1	7.7	366.7%	31.6	-21.8	-68.9%
o Others	14.6	27.9	-13.3	-47.7%	37.7	-23.1	-61.3%
Broadband Subscribers ('000)	4,077	2,242	1,835	81.8%	3,858	219	5.7%
PCSResale Subscribers('000)	1,297	907	390	42.9%	1,147	150	13.1%

- Sales promotions amounted to W38.2 billion, an increase of W3.2 billion (9.1%) over 1Q 2001. Due to increasing competition within the industry, marketing efforts for the broadband sector were strengthened. Aggressive marketing efforts were implemented for PCS resale as well and, as a result, Net additional PCS resale subscribers increased by 390,000 over 1Q 2001 and by 150,000 over 4Q 2001.


"The Value Networking Company"

6. Cost of Goods Sold

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Cost of Goods Sold	94.3	78.1	16.2	20.7%	38.7	55.6	143.7%
○ PCS Handset cost	83.7	69.7	14.0	20.1%	32.5	51.2	157.5%
○ Buynjoy goods cost	10.4	8.4	2.0	23.8%	6.0	4.4	73.3%
○ Others	0.2	0	0.2	N/A	0.2	0	N/A

- Cost of goods sold is mostly comprised of cost of handsets for PCS resale and cost of goods sold for the Internet shopping mall, Buy'n'Joy (http://www.buynjoy.com). Cost of goods sold increased by W16.2 billion (20.7%) over 1Q 2001 to W94.3 billion, mainly due to the rise in handset prices for PCS resale.

7. Cost of Service (including Interconnection and International Settlement Cost)

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Cost of Services	428.0	608.9	-180.9	-29.7%	627.8	-199.8	-31.8%
○ Cost of service	100.4	149.0	-48.6	-32.6%	161.5	-61.1	-37.8%
- SI/NI service cost	13.6	96.6	-83.0	-85.9%	56.9	-43.3	-76.1%
- PCS resale network cost to KTF	32.1	18.9	13.2	69.8%	34.9	-2.8	-8.0%
- B&A service cost	20.3	9.7	10.6	109.3%	20.2	0.1	0.5%
- Others	34.4	23.8	10.6	44.5%	49.5	-15.1	-30.5%
○ International settlement cost	35.3	39.9	-4.6	-11.5%	90.8	-55.5	-61.1%
○ Interconnection cost	292.3	419.9	-127.6	-30.4%	375.5	-83.2	-22.2%

- Cost of service decreased by W180.9 billion (29.7%) over 1Q 2001. A decline in the SI/NI business caused a W83 billion (85.9%) decrease in SI/NI service cost, and the international settlement cost was reduced by W4.6 billion (11.5%) according to the declining trend in interntional settlement rate.
- Interconnection costs decreased by W127.6 billion (30.4%) over 1Q 2001, recording W292.3 billion for this quarter. Declining LM call volume and LM interconnection rate reduction drove down the expense. Additionally, we expect further reductions in interconnection cost following the interconnection rate cut for year 2002 and year 2003, which was announced on April 2nd.


"The Value Networking Company"

- New LM Interconnection Rate for year 2002

(KRW billion/min)

	Year 2001	Year 2002	△ Amount	△%
SKT	63.59 W/Min	45.72 W/Min	- 17.87 W/Min	- 28.1%
KTF	65.73 W/Min	53.49 W/Min	- 12.24 W/Min	- 18.6%
LGT	65.73 W/Min	58.96 W/Min	- 6.77 W/Min	- 10.3%

8. Non-Operating Income

- Compared to 1Q 2001, non-operating income improved by W14.4 billion (17.0%). Despite a W11.3 billion decrease in interest income, compensation for universal increased by W13.9 billion. However, compared with 4Q 2001, non-operating income declined by W630.3 billion (86.4%) due to W618.9 billion in gains on disposition of SKT shares in November 2001.

9. Non-Operating Expenses

- Non-operating expenses totaled to W175.3 billion, a decrease of W79.9 billion (31.3%) over 1Q 2001. This was mainly due to a W76.7 billion (93.7%) decrease in equity method valuation loss resulting from improvements in the performance of subsidiaries.

- Overall, net non-operating income improved by W94.3 billion (W14.5 billion increase in non-operating income and W79.8 billion reduction of non-operating expenses) over 1Q 2001.

10. Net Income

(KRW Billion)

Sector	Yr 2002 1Q	Yr 2001 1Q	2002.1Q/2001.1Q Amount	2002.1Q/2001.1Q △%	Yr 2001 4Q	2002.1Q/2001.4Q Amount	2002.1Q/2001.4Q △%
Income before Tax	698.2	417.9	280.3	67.1%	654.2	44.0	6.7%
○ Income Tax	196.5	79.7	116.8	146.5%	155.2	41.3	26.6%
○ Effective Tax rate	28%	19%	9%p		24%	4%p	
Net Income	501.7	337.9	163.8	48.5%	499.0	2.7	0.5%

- Net income jumped considerably by W163.8 billion (48.5%) from 1Q 2001 due to (1) efficient investment decisions made by the Investment Coordiantion Committee (2) improved revenues and operating profit achieved through continued focus on profit maximization, and (3) improvements in non-operating financials.


KT
"The Value Networking Company"

A. Balance Sheet Highlights

I. Assets

1. Current Assets

- Current assets increased by W6,765 billion (24.1%) to W3.486 trillion from 4Q 2001.

- KT raised W2.3 trillion in proceeds from the EB/BW issuance in January while only W2.0 trillion was spent for the share buyback. The difference helped improve our net cash position by W300 billion over 4Q 2001, which translated into the large increase in cash and cash equivalents.

2. Fixed Assets

- Fixed asstets decreased by W2,030 billion (1.0%) to W19.8 trillion from 4Q 2001.

- Investment assets recorded growth of W202.2 billion (2.8%) as the value of our SKT holdings rose by W 203.9 billion (8.2%) from 4Q 2001 due to a rise in the share price.

  ※ SKT share price - Dec 31, 2001: W 268,000 ➔ March 31, 2002 :W 290,000

- Tangible assets decreased by W392.4 billion (3.1%) due to efficient investment decisions made by the Investment Coordination Committee and slowing broadband subscriber growth rate.

II. Liabilities

1. Long-term Liabilities

- Long-term liabilities increased by W1.8 trillion since the end of 2001. Debt increased by W2.3 trillion due to the EB (W1.7 trillion) and BW (W660 billion) issuance. However, installation deposits decreased by W250.4 billion (10.6%) from 4Q 2001 as a result of increasing number of subscribers switching over to the non-refundable deposit program.


KT

"The Value Networking Company"

2. Current liabilities

- Current liabilities decreased by W109.8 billion (2.9%) from 4Q 2001, and the decrease stems from a W100 billion (25.1%) reduction in short-term borrowings. Short-term borrowings declined as a part of free cash flow was used to pay down short-term borrowings.

III. Shareholders' equity

- Shareholder's equity decreased by W1,260.7 billion (10.7%) from 4Q 2001. Despite an increase in retained earnings due to a net income of W501.7 billion, capital adjustment decreased by 1,762.4 billion (79.1%) due to the share buyback.


KT
"The Value Networking Company"

IV. Summary Statistics

	Dec-98	Dec-99	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Jan-02	Feb-02	Mar-02
Population ('000)	46,430	46,858	47,012	47,166	47,254	47,342	47,431	47,460	47,489	47,518
Fixed line installed('000)	24,455	24,464	24,383	24,389	24,354	24,052	24.882	24.869	24.881	N/A
Analog	7,641	7,048	4,947	4,930	4,877	4,433	3,169	3,158	3,112	N/A
Digital(%)	68.8%	71.2%	79.7%	79.7%	80.0%	81.6%	87.3%	87.3%	87.5%	N/A
Fiber optic (km)	56,327	84,751	102,774	106,842	110,913	114,518	118,813	118,875E	118,926E	118,960E
Caller ID Users ('000)	-	-	-	-	300	429	848	948	1,046	N/A
VAS users ('000)	6,946	7,813	8,546	8,810	8,876	8,936	8,949	8,949	8,969	N/A
Fixed line subs ('000)	20,756	20,627	20,985	21,088	21,228	21,333	21.398	21.463	21.473	N/A
Residential users	16,367	15,489	15,662	15,703	15,758	15,819	15,832	15,862	15,865	N/A
Corporate users	4,642	4,837	5,128	5,187	5,269	5,309	5,367	5,398	5,404	N/A
KT internal line	179	192	195	198	201	206	199	203	204	N/A
Non-refundable deposit	-	5,428	6,935	6,929	8,298	9,695	10,441	10,869	11,322	N/A
Refundable deposit	-	15,199	13,855	13,961	12,728	11,433	10,765	10,391	9,464	N/A
Leased Line Company	483,866	554,745	592,400	589,848	588,518	589,114	593,832	601,082	602,680	N/A
Local leased line	430,738	485,521	532,264	531,319	530,644	532,875	538,308	545,067	547,226	N/A
DLD leased line	52,825	58,885	59,763	58,173	57,512	55,875	55,160	55,651	55,093	N/A
International leased line	223	254	275	260	265	264	265	268	264	N/A
Broadcasting leased line	80	85	98	98	97	100	99	98	97	N/A
Internet - Retail Lines	Dec-98	Dec-99	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Jan-02	Feb-02	Mar-02
Kornet Leased Line	3,474	11,844	26,095	27,134	27,094	27,774	28,381	28,105	28,338	N/A
Broadband	-	10,299	1,729,320	2,242,073	3,100,361	3,480,384	3,858,194	3,907,000	3,963,150	4,076,799
ADSL-Premium	-	9,289	462,747	545,621	609,737	619,659	626,293	625,330	627,309	630,101
ADSL-Lite	-	-	851,694	1,400,272	1,976,828	2,305,459	2,640,718	2,680,450	2,729,068	2,829,410
ADSL- Multi IP[3]	-	-	8,090	21,622	38,940	57,424	73,515	78,893	83,344	89,666
Others[4]	-	1,010	406,789	456,558	474,856	497,642	517,668	522,327	523,429	527,622
Megapass B&A	-	361	397,144	444,865	454,361	456,321	441,765	434,464	428,165	421,788
Satellite	-	649	9,036	9,952	9,789	11,262	12,020	12,051	11,960	11,872
BWLL	-	-	492	831	950	1,020	989	977	987	964
Ntopia	-	-	117	910	9,756	29,039	62,894	74,835	82,337	92,998
Net Addition	-	10,299	197,394	#REF!	#REF!	#REF!	#REF!	48,806	56,150	113,649
KTF('000)	2,353	4,268	8,416	8,614	9,694	9.505	9.591	9.611	9.769	9.953
KTF	2,353	4,208	7,692	7,706	8,563	8,395	8,444	8,483	8,568	N/A
KT Resale Subs	-	60	724	907	1,131	1,110	1,147	1,128	1,201	N/A
2.5G Subs	-	-	-	-	30	254	700	965	1,260	N/A
Wireless Data Users	-	-	2,617	3,119	3,941	3,247	3,744	3,733	3,634	N/A
Data Subscribers	Dec-98	Dec-99	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Jan-02	Feb-02	Mar-02
Kornet D/U	81,488	523,059	533,975	422,445	359,879	323,928	287,768	272,479	263,890	N/A
Frame Relay + Packet	13,545	16,350	21,613	29,537	23,453	30,551	30,119	28,028	28,147	N/A
CO-LAN	14,764	14,000	17,263	16,975	17,772	19,212	19,950	20,321	20,273	N/A
KTH Subscribers('000)	1,057	1,977	3,501	3,684	3,967	4,328	4,409	4,444	4,501	4,530
Market Share	FY1998	FY1999	FY2000	Mar-01	Jun-01	Sep-01	Dec-01	Jan-02	Feb-02	Mar-02
Local M/S(subscriber base)	100%	99.4%	98.3%	98.2%	97.7%	97.2%	96.9%	96.8%	96.6%	96.6%(E)
DLD M/S(revenue base)	91.3%	90.0%	85.6%	86.6%	86.8%	86.0%	85.5%	84.4%	84.5%	84.5%(E)
ILD(revenue base)	67.6%	64.7%	63.6%	69.1%	67.6%	67.5%	67.1%	68.1%	66.7%	66%(E)
Leased Line (revenue base)	89.9%	74.5%	71.1%	71.0%	71.0%	71.0%	70.5%(E)	70.5%(E)	70.5%(E)	70.5%(E)
	Dec-98	Dec-99	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Jan-02	Feb-02	Mar-02
Broadband	-	4.2%	44.7%	47.7%	49.6%	49.4%	49.2%	49.2%	49.0%	49.1%
KTF	16.8%	29.9%	31.4%	32.4%	34.5%	33.7%	33.0%	32.8%	32.9%	32.8%
ARPU	Dec-98	Dec-99	Dec-00	1Q. 2001	2Q. 2001	3Q. 2001	4Q. 2001	Jan-02	Feb-02	Mar-02
Broadband by Quarter	-	-	25,345	36,922	37,012	37,104	37,196	-	-	37,288
	Dec-98	Dec-99	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Jan-02	Feb-02	Mar-02
Wireless[6]	33,490	34,483	37,404	39,886	40,402	40,082	40,870	39,461	37,155	41,205

Source: MIC, Company Data

Notes 1. Company Data

2. Company Data, Total Megapass ADSL, B&A and others

3. ADSL others includes ADSL MyIP, Multi-IP, Homenet and officenet services.

4. Others: BWLL, Satellite Internet etc.

5. Company Data

6. KTF Data: ARPU including activation fee. March ARPU figure is an estimate and subject to change.


KT
"The Value Networking Company"

[Attachment 1] EB and BW Issuance Following Share Buyback

	Strategic Alliance (Microsoft)	EB Issuance
Type of Bond	Bonds with Warrants (BW)	Exchangeable Bonds (EB)
Total Size (US$)	$ 500,000,000	$ 1,317,800,000
(KRW)	(658.6 Bn)	(1,735.8 Bn)
Interest Rate (Coupon)	Twice a year	Twice a year
- Face interest rate	4.3%	0.25%
- Matured interest rate	-	0.25%
Exchange Price	W 69,416	W 61,922
Issue Date	2002.1.4	2002.1.4
Maturity Date	2005.1.3	2007.1.4
Exercise/Exchange Period	2003.1.4 ~ 2003.12.30	2003.1.4 ~ 2006.12.29
# of Shares exchanged	9,270,200	27,700,099
	(2.97% of total shares)	(8.81% of total shares)


KT
"The Value Networking Company"

[Attachment 2] Revised categorization of 2001 quarterly financial results

- In accordance with the launch of new businesses and reorganization of the business structure, we recategorized our financials under the consultation of an external accounting firm.

- Therefore, we have recategorized the 2001 quarterly results up to the 3rd quarter for the announcement of our 2001 year-end audited results.

☐ Changes in Revenue Categorization

- Public phone revenue, which consist of local (W18.1 billion), long distance (W11.7 billion) and international (W11.0 billion) public phone calls, have been incorporated into a single, separate category called *"public phone revenues"* (W40.8 billion). These categories were originally included in local, DLD and ILD telephone revenues.

- Revenue from Worldphone local, Worldphone long distance, and Worldphone international calls have been incorporated into a single, separate category called *"intelligent value-added services"* (W24.3 billion). These categories were originally included in local, DLD and ILD telephone revenues.

- In addition, expansion service revenue (W4.3 billion), which were originally included in local telephone usage revenues, have been included under *"Other"* revenues.

- Value-added service and 114 directory revenue under the local telephone category have been broken off into a separate category.

☐ Change in Expense Categorization

- International settlement cost (W39.9 billion), which was originally included in interconnection cost and commissions, has been incorporated into *"cost of service"*. In addition, miscellaneous wages (W8.6 billion) paid out to part-time employees such as 114 directory operators have been included under *"labor cost"*.

- The results of the changes to KT's 2001 financial results are as follows:



"The Value Networking Company"

Changes in Revenue Categories

(KRW Billion)

Before

	Sector	2001.1Q
	Operating Revenue	2,868.7
****	Internet	311.3
****	L/M Interconnection	707.4
****	Leased Line	355.9
****	Other Data	83.3
****	Wireless(PCS Resale)	131.6
****	Satellite	23.7
****	Other Revenue	127.8
***	S/N	111.6
***	Extension Service	1.0
****	Telephone	1,127.7
***	Subscriber Connection	253.8
***	Local	471.6
**	Usage	361.4
*	**Local Extension service**	**4.3**
*	**Local Worldphone Card** (prepaid Phone Card)	**5.9**
**	**Local Public Telephone**	**18.1**
**	**114 Phone Directory Service**	**12.8**
***	Domestic Long Distance	304.3
**	Usage	264.7
*	**DLD Worldphone Card** (prepaid Phone Card)	**1.2**
**	**DLD Public Telephone**	**11.7**
***	International Long Distance	133.4
**	Usage	104.1
*	**ILD Worldphone Service** (Prepaid Phone Card)	**6.3**
**	**ILD Public Telephone**	**11.0**
**	**International Settlement**	**18.3**
***	Sales Discount and Others	-35.4

After

	Sector	2001.1Q
	Operating Revenue	2,868.7
****	Internet	311.3
****	L/M Interconnection	707.4
****	Leased Line	355.9
****	Other Data	83.3
****	Wireless(PCS Resale)	131.6
****	Satellite	23.7
****	Other Revenue	132.0
***	S/N	111.6
***	Extension Service	5.3
**	**Local Extension Service**	**4.3**
****	Telephone	1,123.4
***	Subscriber Connection	253.8
***	Local	419.8
**	Usage	351.2
***	Domestic Long Distance	291.4
**	Usage	263.5
***	International Long Distance	97.8
**	Usage	97.8
***	Public Telephone	40.7
***	**114 Phone Directory Service**	**12.8**
***	VAS	24.3
**	**Local Worldphone Card** (prepaid Phone Card)	**5.9**
**	**DLD Worldphone Card** (prepaid Phone Card)	**1.2**
**	**ILD Worldphone Service** (Prepaid Phone Card)	**6.3**
**	**International Settlement**	**18.3**
***	Sales Discount and Others	-35.5





"The Value Networking Company"

Restatement of Quarterly Revenue

(KRW Billion)

Sector	2001.1Q	2001.2Q	2001.3Q	2001.4Q	2002.1Q
**** Operating Revenue	2,868.7	2,879.8	2,834.7	2,935.1	2,918.9
*** Internet	311.3	374.3	399.5	434.3	452.4
** Broadband	219.4	269.9	296.0	330.8	355.2
** KORNET	75.0	75.6	74.6	72.3	71.1
** Others	16.9	28.8	28.9	31.2	26.1
*** Telephone	1.123.4	1.144.4	1.172.9	1.169.7	1.175.8
** Subscriber Connection	253.8	372.1	391.1	367.3	394.4
* Non-refndable deposit	24.3	79.8	80.5	48.4	74.0
* Basic Nonthly Charge	175.9	240.2	258.7	264.5	269.8
* Installation	12.2	13.6	11.1	12.2	11.4
* Interconnection	40.7	38.1	40.4	41.8	39.1
* Others	0.7	0.4	0.4	0.4	0.1
** Local	419.8	364.0	359.8	361.1	352.8
* Usage	351.2	291.4	269.8	269.0	262.7
* Interconnection	28.7	26.7	28.4	29.0	27.2
* Others	39.9	45.8	61.6	63.1	62.9
** Domestic Long Distance	291.4	250.7	244.8	246.0	266.1
Usage	263.5	242.9	233.4	250.3	251.5
* Interconnection	27.7	7.7	11.3	-4.3	14.6
* Others	0.2	0.1	0.0	0.0	0.1
** International Long Distance	97.8	85.9	91.4	89.7	86.7
Usage	97.8	85.8	91.4	89.7	86.0
Others	0.0	0.0	0.0	0.0	0.7
** International Settlement	18.3	27.9	46.4	41.3	30.7
** VAS	24.3	25.0	23.3	30.1	31.1
** 114 Phone Directory Service	12.8	13.2	14.2	15.2	15.5
** Public Telephone	40.7	38.2	33.6	31.2	27.2
** Others(Sales Discount etc)	-35.4	-32.6	-31.7	-12.2	-28.7
*** LM Interconnection	707.4	711.5	687.7	693.3	652.5
*** Leased Line	355.9	345.9	350.2	343.3	345.8
** Local	184.3	174.4	176.9	171.9	177.4
** Domestic Long Distance	144.6	144.3	148.9	143.6	143.1
** International Long Distance	22.9	21.8	18.5	22.0	19.6
** Broadcasting & Others	4.0	5.4	5.9	5.9	5.6
*** Other Data	83.3	66.7	59.1	53.8	53.0
** Internet Dial-UP(014XY)	42.5	24.9	18.9	13.2	10.3
** Packet Data	19.7	19.3	18.3	19.2	16.1
** Others	21.1	22.5	21.8	21.5	26.6
*** Wireless	131.6	156.7	107.7	122.1	167.9
** KT-PCS	131.1	156.2	102.3	122.5	167.5
PCS Resale Service	71.4	81.1	85.4	92.1	93.2
Handset Sales	59.7	75.1	16.9	30.4	74.3
*** Satellite	23.7	24.0	22.9	30.5	32.3
*** Other revenue	132.0	56.4	34.7	83.1	39.2


"The Value Networking Company"

Changes in Expense Categories

(KRW Billion)

Before		*After*	
Sector	***2001.1Q***	***Sector***	***2001.1Q***
**** Operating Revenue	2,868.7	**** Operating Revenue	2,868.7
**** Operating Expenses	2,280.4	**** Operating Expense	2,280.4
*** Depreciation	641.1	*** Depreciation	641.1
*** Labor	637.7	*** Labor	646.3
** Salaries & Wages	425.9	** Salaries & Wages	425.9
		** [illegible]	[illegible]
** Severance Payment	61.0	** Severance Payment	61.0
** Employee Benefits	150.8	** Employee Benefits	150.8
*** Commissions	114.5	*** Commissions	74.6
** Ordinary Commissions	41.9	** Ordinary Commissions	41.9
** Commissions to Subsidiaries	32.7	** Commissions to Subsidiaries	32.7
** International Settlement	39.9		
*** Sales Promotion	35.0	*** Sales Promotion	35.0
*** Sales Commissions	7.9	*** Sales Commissions	7.9
*** Allowance for bad debts	0.0	*** Allowance for bad debts	0.0
*** Advertising	18.1	*** Advertising	18.1
*** Repairs & Maintenance	25.1	*** Repairs & Maintenance	25.1
*** Cost of goods sold	78.1	*** Cost of goods sold	78.1
*** Cost of service	149.0	*** Cost of Service	608.9
** Cost of service	149.0	** Cost of service	149.0
		** International Settlement	39.9
		** Interconnection cost	419.9
*** [illegible]	[illegible]		
*** Interconnection cost	419.9		
*** R&D	37.9	*** R&D	37.9
*** Others	107.3	*** Others	107.3



"The Value Networking Company"

Restatement of Quarterly Expenses

(KRW Billion)

	Sector	2001.1Q	2001.2Q	2001.3Q	2001.4Q	2002.2Q
****	Operating Revenue	2,868.7	2,879.8	2,834.7	2,935.1	2,918.9
****	Operating Expense	2,280.4	2,568.1	2,358.1	2,856.6	2,144.6
***	Depreciation	641.1	707.8	775.3	842.6	600.3
***	Labor	646.3	715.2	613.4	598.3	583.5
**	Salaries & Wages (1)	434.4	498.2	402.0	443.4	389.9
**	Severance Payment (2)	61.0	119.7	56.0	49.6	48.1
**	Empolyee Benefits (3)	150.8	97.3	155.4	105.4	145.5
***	Commissions	74.6	86.5	119.0	184.8	132.8
***	Sales Promotion	35.0	55.7	28.0	81.6	38.2
**	ADSL	0.0	5.0	6.0	9.7	10.0
**	KT PCS resale	5.0	10.0	12.3	2.6	3.8
**	Marketing Incentives	2.1	20.2	4.2	31.6	9.8
**	Others	27.9	20.5	5.5	37.7	14.6
***	Sales Commissions	7.9	10.1	12.5	17.1	8.7
***	Allowance for bad debt	0.0	35.6	0.0	45.1	31.9
***	Advertising	18.1	26.4	24.8	32.3	24.3
***	Repairs & Maintenance	25.1	56.7	64.8	162.1	34.0
***	Cost of Goods sold	78.1	85.7	23.4	38.7	94.3
*	PCS Handset cost	69.7	69.7	14.5	32.5	83.7
*	Buynjoy goodst cost	8.4	15.7	8.6	6.0	10.4
***	Cost of service (1+2+3)	608.9	617.0	531.2	627.8	428.0
**	Cost of service (1)	149.0	129.3	99.9	161.5	100.4
*	B&A service cost	9.7	35.8	22.1	20.2	20.3
*	PCS resale network cost to KTF	18.9	28.6	33.9	34.9	32.1
*	SI/NI service cost	96.6	31.5	5.2	56.9	13.6
**	International settlement cost (2)	39.9	31.3	38.0	90.8	35.3
**	Interconnection cost (3)	419.9	456.5	393.4	375.5	292.3
***	R&D	37.9	55.5	52.8	72.1	51.9
***	Others	107.3	115.8	112.8	153.9	116.6
	Operating Income	588.3	311.7	476.6	78.5	774.3
	Operating Margin	20.5%	10.8%	16.8%	2.7%	26.5%
	EBITDA	1,229.4	1,019.5	1,251.9	921.3	1,374.6
	EBITDA margin	42.9%	35.4%	44.2%	31.4%	47.1%
****	Non-Operating Income	84.7	139.7	59.9	729.5	99.2
**	Gains on Disp.of Inv.Asset	0.2	5.9	2.1	618.9	0.0
**	Interest Income	24.7	0.8	9.6	13.6	13.4
**	USO Finds	0.0	61.5	12.6	-1.5	13.9
**	Others	59.8	71.4	35.7	98.4	71.9
****	Non-Operaing Expense	255.2	341.0	352.6	153.8	175.4
**	Interest Expense	102.9	110.9	111.1	98.6	93.9
**	Loss on Equity Method	81.9	64.6	17.7	-31.6	5.2
**	Donations	24.1	51.1	37.6	39.2	38.5
**	Loss on Disp.of tangible assets	6.2	57.0	169.4	-36.4	7.3
**	Others	40.0	57.4	16.9	84.0	30.6
	Ordinary Income	417.8	110.3	183.9	654.3	698.2
	Income Before Tax	417.8	110.3	183.9	654.3	698.2
****	Income Tax	79.7	20.8	23.2	155.2	196.5
	Effective Tax rate	19.1%	18.8%	12.6%	23.7%	28.1%
*****	Net Income	337.9	89.6	160.6	449.0	501.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2002

KT Corporation



By: ______________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer